October 30, 2009

Mail Stop 3010

Mr. Thomas W. Jasper
Chief Executive Officer
Primus Guaranty, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

>   **Re: Primus Guaranty, Ltd.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Forms 10-Q for the quarters ended March 31 and June 30, 2009**
>   **File No. 001-32307**

Dear Mr. Jasper:

We have reviewed your response letter dated October 2, 2009 and have the following additional comment. This comment should be addressed in all future filings with the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Non-GAAP Financial Measures – Economic Results, page 57

1. We note your response to comment 3 and your disclosure on page 57 which states that losses arising from credit events are recognized as realized events in the period in which the event occurs for GAAP reporting and Economic Results purposes. In that regard, with the exception of the $40.9 million adjustment in 2007, it is unclear why an adjustment for credit events is necessary when reconciling GAAP net income (loss) to Net Economic Results. Please further explain the rationale behind this adjustment and confirm to us that you will include the disclosure in all future filings.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant